Exhibit 99.1

Annual and Special Meeting of Shareholders
June 29, 2020

Report on Voting Results
Pursuant to Section 11.3 of
National Instrument 51-102 - Continuous Disclosure Obligations

The annual and special meeting (the “Meeting”) of shareholders of IMV Inc. (the “Corporation”) was held on June 29, 2020. 81 shareholders holding 27,701,491 common shares were present or represented at the Meeting, which corresponds to approximately 45.50% of the total votes attached to all issued and outstanding common shares as of the record date on May 25, 2020.

1	Election of Directors

Based on the proxies received and the votes by ballot, all the nominees listed in the management information circular dated May 25, 2020 (the “Circular”) were elected as directors until the next annual meeting of shareholders of the Corporation or until such person’s successor is elected or appointed. The outcome of the vote was as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld	Non Vote
Andrew Sheldon	24,031,180	96.65%	831,947	3.35%	2,838,364
James H. Hall	22,671,885	91.19%	2,191,242	8.81%	2,838,364
Julia P. Gregory	24,738,803	99.50%	124,324	0.50%	2,838,364
Frederic Ors	24,300,178	97.74%	562,950	2.26%	2,838,363
Wayne Pisano	24,454,084	98.35%	409,043	1.65%	2,838,364
Shermaine Tilley	24,738,126	99.50%	125,001	0.50%	2,838,364
Markus Warmuth	24,726,048	99.45%	137,079	0.55%	2,838,364

2	Appointment of Auditor

Based on the proxies received and the votes by ballot, PricewaterhouseCoopers LLP, chartered professional accountants of Halifax, Nova Scotia, was re-appointed as auditor of the Corporation and the directors were authorized to fix its remuneration. The outcome of the vote was as follows:

Votes For	% of Votes For	Votes Withheld	% of Votes Withheld	Non Vote
27,619,959	99.71%	81,532	0.29%	0

3	Amendments to the Deferred Share Unit Plan

Based on the proxies received and the votes by ballot, a resolution, the text of which is set out in Schedule “A” to the Circular, was adopted to approve certain amendments to the deferred share unit plan of the Corporation, all as more described in the Circular. The outcome of the vote was as follows:

Votes For	% of Votes For	Votes Withheld	% of Votes Withheld	Non Vote
24,053,088	96.74%	810,040	3.26%	2,838,363